Exhibit 99.1

JA Solar to Supply 96 MW of Modules to China Power Investment for

Projects in China’s Qinghai Province

SHANGHAI, China, September 10, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it will supply 96 MW of solar modules to CPI Huanghe Hydropower Development Co., Ltd., a wholly-owned subsidiary of China Power Investment Corporation (“CPI”), for use on two solar projects in China’s Qinghai Province. Delivery of the modules has already commenced and will be completed later this month.

The two projects are located in Gonghe County in Qinghai’s Hainan Autonomous Prefecture, and have a capacity of 320 MW and 200 MW, respectively. The 320 MW project is a hybrid hydro-solar power station that will work in conjunction with the existing Longyangxia Hydro Power Station to increase and smooth energy generation. Upon completion, the hybrid hydro-solar power station will become the largest of its kind in the world.

The extreme temperatures in the region mean it is among the world’s most challenging environments for solar installations. The projects are expected to commence commercial operations by October this year.

“These projects are the latest product of our successful partnership with CPI and a big win for JA Solar as we look to take advantage of increased installation activity in China,” said Mr. Baofang Jin, executive chairman and CEO of JA Solar. “Due to the harsh environment, quality was a key criterion for the projects, and the fact that JA Solar was selected from a wide pool of potential suppliers demonstrates the superior reliability and durability of our modules. We expect the quality of our modules to continue to be a significant advantage as we look to expand our footprint across key markets.”

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

About China Power Investment Corporation

China Power Investment Corporation (CPI) is one of the five Gencos in China and a comprehensive energy group integrating industries of power, coal, aluminum, railway and port. Possessing assets in hydropower, thermal power, nuclear power and new energies, it is one of the three companies in China that can develop, build and operate nuclear power plants. CPI was founded in 2002. For more information, please visit http://eng.cpicorp.com.cn.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com